

February 13, 2025

Xiaohui Chen
Director and Executive Officer
BRK International Holding Group Ltd
Suite 2206 Cassia Court, 72 Market Street
Camana Bay, P.O. Box 32303
Grand Cayman KY1-1209, Cayman Islands

> **Re: BRK International Holding Group Ltd**
> **Registration Statement on Form F-1**
> **Filed February 4, 2025**
> **File No. 333-284684**

Dear Xiaohui Chen:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services